SECURI[redacted]ON

05038744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-29748

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Montauk Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Parkway 109 Office Center, 328 Newman Springs Road
(No. and Street)

Red Bank (City) New Jersey (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mindy A. Horowitz (732) 842-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Levine & Felix, LLP
(Name – *if individual, state last, first, middle name*)

65 Madison Avenue (Address) Morristown (City) New Jersey (State) 07962-2138 (Zip Code)

SEC RECEIVED MAR 01 2005 WASH, D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mindy A. Horowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Montauk Securities Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PATRICIA M. KENNY
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JANUARY 15, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MONTAUK SECURITIES CORP.
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2004

(See Independent Auditors' Report)

- INDEX -

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
First Montauk Securities Corp.
Red Bank, New Jersey

We have audited the accompanying statement of financial condition of First Montauk Securities Corp. as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Securities Corp. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Levine & Felix LLP
LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 25, 2005

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138
T 973 267 1414 / F 973 326 9157
Other Offices: NEW YORK, NY / T 212 736 1900
PARSIPPANY, NJ / T 973 428 3200
www.lazarcpa.com

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
(See Independent Auditors' Report)

- ASSETS -

ASSETS:		
Cash and cash equivalents	$	419,623
Due from clearing firm		5,815,819
Securities owned, at market value		370,720
Employee and broker receivables		548,240
Furniture, equipment and leasehold improvements, net		568,826
Other assets		741,368
TOTAL ASSETS	$	8,464,596

- LIABILITIES AND STOCKHOLDER'S EQUITY -

LIABILITIES:		
Commissions payable	$	2,499,793
Accounts payable		602,167
Accrued expenses		839,149
Income taxes payable		15,000
Securities sold, not yet purchased, at market value		174,326
Capital leases payable		16,821
Due to First Montauk Financial Corp., parent		636,266
Other liabilities		2,664
TOTAL LIABILITIES		4,786,186
STOCKHOLDER'S EQUITY:		
Common stock, par value $.0001 per share; 1,000,000 shares authorized, issued and outstanding		100
Additional paid in capital		7,610,657
Accumulated deficit		(3,932,347)
TOTAL STOCKHOLDER'S EQUITY		3,678,410
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,464,596

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(See Independent Auditors' Report)

REVENUES:	
Commissions	$ 42,779,908
Principal transactions	9,058,259
Investment banking	2,703,292
Interest and other income	3,733,023
TOTAL REVENUES	58,274,482
EXPENSES:	
Commissions, employee compensation and benefits	46,566,190
Clearing and floor brokerage	2,466,027
Communications and occupancy	2,603,538
Legal matters and related costs	2,622,985
Other operating expenses	2,949,783
Interest	7,935
TOTAL EXPENSES	57,216,458
Income before provision for state income taxes	1,058,024
Provision for state income taxes	32,297
NET INCOME	$ 1,025,727

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004
(See Independent Auditors' Report)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2004	$ 100	$ 7,610,657	$ (4,958,074)	$ 2,652,683
NET INCOME	-	-	1,025,727	1,025,727
BALANCE AT DECEMBER 31, 2004	$ 100	$ 7,610,657	$ (3,932,347)	$ 3,678,410

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(See Independent Auditors' Report)

DECREASE IN CASH AND CASH EQUIVALENTS:	
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,025,727
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	330,991
Loss on disposition of property and equipment	4,689
(Increase) decrease in cash attributable to operating assets:	
Due from clearing firm	(596,552)
Securities owned	(201,186)
Employee and broker receivables	498,509
Other assets	349,351
Increase (decrease) in cash attributable to operating liabilities:	
Securities sold, not yet purchased	104,996
Commissions payable	(1,578,010)
Accounts payable	(223,388)
Accrued expenses	(738,807)
Income taxes payable	(33,733)
Due to First Montauk Financial Corp., parent	594,783
Other liabilities	415
NET CASH USED IN OPERATING ACTIVITIES	(462,215)
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Additions to furniture, equipment and leasehold improvements	(215,523)
CASH FLOWS USED IN FINANCIAL ACTIVITIES:	
Payments of capital leases	(7,282)
Net decrease in cash and cash equivalents	(685,020)
Cash and cash equivalents at beginning of year	1,104,643
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 419,623
Cash paid during the period for:	
Interest	$ 7,935
Income taxes	$ 27,297

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(See Independent Auditors' Report)

NOTE 1 NATURE OF BUSINESS:

First Montauk Securities Corp. (the "Company"), a New York corporation, is a wholly-owned subsidiary of First Montauk Financial Corp. ("FMFC").

The Company is primarily engaged in securities brokerage, investment banking and proprietary trading. The Company, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), facilitates principal and agency transactions, and performs underwriting and investment banking services. Customers are primarily located throughout the United States.

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers, execute trades or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3.

NOTE 2 SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

(a) Revenue Recognition:

Securities transactions, commission income, sales concessions from participation in syndicate offerings, and related commission expenses are recorded on a trade date basis. Underwriting fees are recorded when received.

Securities owned are either stated at quoted market value or estimated fair values with unrealized gains and losses included in earnings.

(b) Depreciation and Amortization:

Furniture and equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are computed generally on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years, or terms of the leases, respectively.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(c) *Advertising:*

The Company expenses advertising costs as incurred. Total advertising expenses were $110,605 for 2004.

(d) *Income Taxes:*

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated federal income tax return filed by FMFC, and files separate state returns except in those states where a consolidated tax return is required. Income taxes are determined on a separate return basis.

(e) *Cash Equivalents:*

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

(f) *Use of Estimates:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Accordingly, actual results could differ from those estimates.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(g) New Accounting Pronouncements:

In November 2004, the FASB issued Statement No. 151, "Inventory Costs". This statement amends the guidance in ARB 43 (Chapter 4 - Inventory Pricing) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that such items be recognized as current period charges. This standard, which is effective for financial statements for fiscal years beginning after June 15, 2005, is not applicable to the Company's current operations.

In December 2004, the FASB issued Statement No. 152, "Accounting for Real Estate Time-Sharing Transactions". This statement amends SFAS No. 66 (Accounting for Sales of Real Estate) and SFAS No. 67 (Accounting for Costs and Initial Rental Operations of Real Estate Projects). This standard, which is effective for financial statements for fiscal years beginning after June 15, 2005, is not applicable to the Company's current operations.

In December 2004, the FASB issued SFAS No. 153 "Exchange of Non-monetary Assets - an amendment of APB Opinion No. 29". Statement 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This standard, which is effective for exchanges of non-monetary assets occurring after June 15, 2005, is not applicable to the Company's current operations.

In December 2003, FASB Interpretation No, 46 (FIN No. 46"), "Consolidation of Variable Interest Entities, and interpretation of Accounting Research Bulletin No. 51" was issued. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. This standard, which is effective for a non-public entity financial statement for the year ending on December 31, 2004, is not applicable to the Company's current operations.

NOTE 3 SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and sold, but not yet purchased consist of marketable securities at quoted market values, as follows:

	Owned	Sold, not yet Purchased
Corporate stocks	$ 133,475	$ 173,826
U.S. government agency and exempt obligations	2,320	
Corporate bonds	14,805	
Other	6,550	500
	$ 157,150	$ 174,326

The Company also owns investment securities, some of which are publicly offered and can be sold and some of which cannot be publicly offered or sold until registered under the Securities Act of 1933. At December 31, 2004, these securities at estimated fair values consist of the following:

Corporate stocks	$ 123,830
Warrants	89,740
	$ 213,570

NOTE 4 EMPLOYEE AND BROKER RECEIVABLES:

Employer and broker commission receivables consist of the following:

Commission advances	$ 33,433
Forgivable loans	190,613
Other loans	324,194
	$ 548,240

The Company has arrangements with certain registered representatives to forgive their loans if they either remain licensed with the Company for an agreed upon period of time, generally one to five years, or meet specified performance goals. The loans are being amortized to commission expense for financial reporting purposes over the term of the loan. Loan amortization expense was $112,171 in 2004.

Other loans to employees and registered representatives are either due on demand or payable in installments generally over periods ranging from one to five years with interest rates ranging from 0% to 8% per annum.

NOTE 5 FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$	2,909,617
Leasehold improvements		369,294
		3,278,911
Less, accumulated depreciation and amortization		(2,710,085)
	$	568,826

Depreciation and amortization expense was $330,976 for the year ended December 31, 2004.

NOTE 6 OTHER ASSETS:

Other assets consist of the following:

Commissions and concessions receivable	$	379,640
Security deposits		163,000
Prepaid expenses and other		198,728
	$	741,368

Commissions and concessions receivable include amounts earned on mutual fund, insurance transactions and concessions on syndicate offerings.

NOTE 7 INCOME TAXES:

A state income tax provision of $32,297 was recorded for 2004. No federal tax provision was recorded due to operating losses. The difference between the reported income tax benefit and the income tax benefit that would result from applying federal statutory rates to the pre-tax loss is due to nondeductible expenses, state tax benefits and the tax valuation allowance.

Deferred income taxes arise from reporting certain expenses, principally depreciation, bad debt expense, litigation allowance, unrealized gain and non-deductible expense accruals, in the financial statements in periods different from those in which such amounts are deducted or included for income tax purposes.

In addition, as of December 31, 2004, the Company has federal net operating loss carry forwards of approximately $2,800,000, which expires at various dates through 2023.The Company has established a valuation allowance to offset the benefits of deferred income tax items because management is uncertain as to their realization.

NOTE 8 COMMITMENTS AND CONTINGENCIES:

(a) ***Operating Leases:***

The Company leases office facilities and equipment under operating leases expiring at various dates through 2011.

Future minimum lease payments as of December 31, 2004 under operating leases with initial non-cancelable terms in excess of one year are:

Year ended December 31,	Amount
2005	$ 929,188
2006	787,587
2007	631,790
Total minimum lease payments	$ 2,348,565

(b) ***Legal Matters:***

During 2003, the Company and FMFC entered into an agreement with certain claimants to settle pending arbitration proceedings arising out of customer purchases of certain high-yield corporate bonds that declined in market value or defaulted.

The Company is currently defending four additional claims relating to the sale of these high-yield bonds. The claimants seek compensatory damages of approximately $2.1 million plus punitive damages and the recovery of various costs. The Company is vigorously defending these cases and believes that there are meritorious defenses in each case. There is no insurance coverage available for the payment of settlements and/or judgments that may result from these particular claims.

NOTE 8 COMMITMENTS AND CONTINGENCIES (CONTINUED):

(b) Legal Matters (Continued):

The Company is a respondent or co-respondent in various legal proceedings that are related to its securities business. Management is contesting these claims and believes that there are meritorious defenses in each case. However, litigation is subject to many uncertainties, and some of these actions and proceedings may result in adverse judgments. Further, the availability of insurance coverage is determined on a case-by-case basis by the insurance carrier and coverage limits within the policy for any individual claim in the aggregate. After considering all relevant facts, available insurance coverage and consultation with litigation counsel, management believes that significant judgments or other unfavorable outcomes from pending litigation could have a material adverse impact on the Company's financial condition, results of operations, and cash flows in any particular quarter or year, or in the aggregate, and could impair the Company's ability to meet the statutory net capital requirements of its securities business.

The Company is a respondent or co-respondent in various legal proceedings that are related to its securities business. Management is contesting these claims and believes that there are meritorious defenses in each case. However, litigation is subject to many uncertainties, and some of these actions and proceedings may result in adverse judgments. Further, the availability of insurance coverage is determined on a case-by-case basis by the insurance carrier and coverage limits within the policy for any individual claim in the aggregate. After considering all relevant facts, available insurance coverage and consultation with litigation counsel, management believes that significant judgments or other unfavorable outcomes from pending litigation could have a material adverse impact on the Company's financial condition, results of operations, and cash flows in any particular quarter or year, or in the aggregate, and could impair the Company's ability to meet the statutory net capital requirements of its securities business.

Management has established a reserve for litigation settlements for the suits related to the high-yield bond and other litigation that are probable and can be reasonably estimated. The reserve is included in accrued liabilities at December 31, 2004. Management cannot give assurance that this reserve will be adequate to absorb actual costs that may be subsequently incurred. Further, it is not possible to predict the outcome of other matters pending against the Company.

NOTE 8 COMMITMENTS AND CONTINGENCIES (CONTINUED):

(c) Employment Agreements:

In January 2004, FMFC entered into new employment agreements with three executive officers of the Company. The agreements provide for annual base salary, customary fringe benefits, severance and participation in an executive bonus pool and a corporate finance bonus pool. The agreements have terms ranging from two to five years with a one-year extension provision. The agreements also provide for stock and option grants vesting over three year periods. Two of these three agreements were superceded by new agreements approved by FMFC's board in February 2005 (see Note 13).

(d) Mutual Fund Breakpoints:

The NASD has directed member firms to assess mutual fund transactions executed during the five-year period from 1999 to 2003 for the purpose of determining potential breakpoint commission refunds to customers. At December 31, 2004, the Company has paid out $4,483 in customer claims and has a remaining reserve of $5,517. Management believes, but cannot give absolute assurance, that the remaining amount of the reserve will be sufficient to cover eventual payouts.

NOTE 9 CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories.

The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances at commercial banks may from time to time exceed federally insured limits.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 10 DEFINED CONTRIBUTION PLAN:

The Company sponsors a defined contribution pension plan covering all participating employees. The Company may elect to contribute to the plan up to 100% of each participant's annual contribution. There were no employer contributions for 2004.

NOTE 11 RELATED PARTY TRANSACTIONS:

At December 31, 2004, the Company owed First Montauk Financial Corp. $636,266.

NOTE 12 NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined. At December 31, 2004, the Company had net capital of $1,992,574, which was $1,685,619 in excess of its required net capital of $306,955. The Company's net capital ratio was 2.31 to 1.

NOTE 13 SUBSEQUENT EVENTS (UNAUDITED):

(a) Separation Agreement:

On February 8, 2005, FMFC entered into a Separation Agreement ("Agreement") with its Chief Executive Officer ("CEO") which provides for the CEO to terminate his employment and his positions as CEO of both the Company and FMFC as of that date. The Agreement provides for the CEO to remain as a director of FMFC. The Agreement also terminated the CEO's employment agreement dated January 1, 2004.

Pursuant to the terms of the Agreement, FMFC entered into a two year consulting agreement, issued shares of FMFC series B preferred stock with voting privileges and executed a promissory note. The Company is responsible for a one time payment of $136,000 that will be payable in early 2005.

NOTE 13 SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED):

(b) Employment Contract:

In February 2005, the Chief Operating Officer ("COO") was appointed the CEO of the Company and FMFC. FMFC entered into a new employment agreement with the new CEO which superseded his existing agreement. In the event of termination without cause, the new CEO is entitled to a severance payment consisting of accrued compensation, benefit continuation and payment of base salary for the greater of three months or the unexpired term.

(c) Merger Agreement:

FMFC executed a definitive Agreement and Plan of Merger ("Merger Agreement") dated February 10, 2005 with Olympic Cascade Financial Corporation ("Olympic"). Under the terms of the Merger Agreement, the stockholders of FMFC will receive .5055 shares of Olympic common stock for each share of FMFC stock. Under the merger plan currently contemplated, the Company will become a 100% owned subsidiary of Olympic. The completion of the merger is subject to stockholder and regulatory approval.

FIRST MONTAUK SECURITIES CORP.
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

FIRST MONTAUK SECURITIES CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2004
(See Independent Auditors' Report)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

FIRST MONTAUK SECURITIES CORP.
SUPPLEMENTAL INFORMATION – SCHEDULE I
AS OF DECEMBER 31, 2004
(See Independent Auditors' Report)

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934

TOTAL STOCKHOLDER'S EQUITY	**$ 3,678,410**
Nonallowable assets:	
Employee and broker receivables, net of reserves and offsetting commissions payable of $1,402,631	**433,145**
Furniture, equipment and leasehold improvements – net, less $8,266 securing a vendor financing	**560,560**
Other assets	**646,839**
Total nonallowable assets	**1,640,544**
Net capital before haircuts on securities position	**2,037,866**
Haircuts on securities:	
Corporate stocks	**39,577**
Corporate bonds	**2,221**
U.S. government agency, options and exempt obligations	**3,494**
TOTAL HAIRCUTS	**45,292**
NET CAPITAL	**1,992,574**
Minimum net capital requirement – the greater of $250,000 or 6-2/3% of aggregate indebtedness of $4,604,318	**306,955**
Excess net capital	**$ 1,685,619**
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	**$ 1,532,143**
Ratio of aggregate indebtedness to net capital	**2.31**
Schedule of aggregate indebtedness:	
Commissions payable, net of offsetting broker receivables of $431,362	**$ 2,499,793**
Accounts payable and accrued expenses	**1,468,259**
Due to First Montauk Financial Corp., parent	**636,266**
	$ 4,604,318

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
First Montauk Securities Corp.
Red Bank, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of First Montauk Securities Corp. (the "Company") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Global in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Global has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138 T 973 267 1414 / F 973 326 9157 **Other Offices:** NEW YORK, NY / T 212 736 1900 PARSIPPANY, NJ / T 973 428 3200 www.lazarcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3 (CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, National Association of Securities Dealer, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 25, 2005